SUMMARY

FORM 6-K
SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a – 16 or 15d – 16 of
The Securities Exchange Act of 1934

Announcements sent to the London Stock Exchange

National Grid plc, 1-3 Strand, London, WC2N 5EH, United Kingdom

Routine announcements in the period from 2 March 2016 to 1 April 2016

01 April 2016	Notification of Directors’ Interests – NG Sharesave Scheme

01 April 2016	Total Voting Rights

31 March 2016	Transaction in own shares

08 March 2016	Notification of Directors’ Interests – NG Share Incentive Plan

08 March 2016	Block Listing Interim Review

03 March 2016	Transaction in own shares

02 March 2016	Transaction in own shares

Note: During the period a ‘same day’ Form 6-K was issued in respect of the following National Grid plc announcements:

1 April 2016: Change in Director Responsibilities
23 March 2016: National Grid appoints new UK Executive Director